UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

J. C. PENNEY COMPANY, INC.
(Name of Issuer)

Common Stock of 50¢ par value
(Title of Class of Securities)

708160106
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]           Rule 13d-1(b)
[_]           Rule 13d-1(c)
[_]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No.708160106	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-. See Item 4 (c).
	6	SHARED VOTING POWER 11,699,816. See Item 4 (c).
	7	SOLE DISPOSITIVE POWER -0-. See Item 4 (c).
	8	SHARED DISPOSITIVE POWER 11,699,816. See Item 4 (c).
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,699,816. See Item 4 (c).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%. See Item 4 (b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

Page 3 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 24)

Item 1(a)	Name of Issuer:
J. C. PENNEY COMPANY, INC.

Item 1(b)	Address of Issuer's Principal Executive Offices:
6501 Legacy Drive, Plano, Texas 75024-3698

Item 2(a)          Name of Person Filing:
J. C. Penney Corporation, Inc. Savings, Profit-Sharing and Stock Ownership Plan ("Plan")

Item 2(b)	Address of Principal Business Office or, if none, Residence:
Principal Business Office: 6501 Legacy Drive, Plano, Texas 75024-3698
Mailing Address: 6501 Legacy Drive, Mail Stop 1115, Plano, Texas 75024-3698

Item 2(c)          Citizenship:
Not applicable

Item 2(d)          Title of Class of Securities:
Common Stock of 50¢ par value

Item 2(e)          CUSIP Number:       708160106

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(f) [x]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

Item 4              Ownership.
(a)	Amount Beneficially Owned: 11,699,816 shares. (See Item 4(c)).
(b)	Percent of Class: 5.3%
(c) Number of shares as to which the Plan has:

(i)                sole power to vote or to direct the vote - 0.

(ii)
shared power to vote or to direct the vote –11,699,816.  Each of the issuer's current and former employees who is a Plan participant and who has been allocated shares under the Plan ("Allocated Stock") is entitled to instruct the trustee of the Plan, State Street Bank and Trust Company (“Trustee”), on how to vote the shares of Common Stock of 50¢ par value of the issuer ("Penney Stock") allocated to such participant’s account plus a pro rata portion of all Allocated Stock for which no direction has been received and any

Page 4 of 6 Pages

shares of Penney Stock not yet allocated to the account of any participant, if any ("Undirected Stock").  Such pro rata portion shall be calculated by multiplying the Undirected Stock by a fraction the numerator of which is such participant’s  Allocated Stock and the denominator of which is the total amount of Allocated Stock for which timely instructions were received by the Trustee. The Trustee is obligated to vote such Allocated Stock and Undirected Stock as instructed.

(iii)	sole power to dispose or to direct the disposition of - 0.

(iv)
shared power to dispose or to direct the disposition of – 11,699,816.  (A) In the event of any offer (including but not limited to a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended) for shares of Penney Stock, each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Penney Stock credited to such participant's account under the Plan, plus an allocable portion of any shares of Penney Stock not yet allocated to the account of any participant, if any.  The Trustee shall be obligated to follow all such directions which are timely received.  Any Penney Stock held by the Trustee as to which it receives either no timely instruction or incomplete instructions from a Plan participant to whose account such Penney Stock is allocated shall not be sold, exchanged or transferred.  (B) Although the Trustee does not normally trade shares of Penney Stock held by it, under certain circumstances a participant may give instructions regarding his or her account which may result in the sale or transfer of certain shares by the Trustee. (C)  The Plan sponsor, J. C. Penney Corporation, Inc., appointed Evercore Trust Company, N.A. (“Evercore”) as the named fiduciary and investment manager for the Penney Stock Fund under the Plan.  In this role, Evercore will have the authority to order the fund to sell its shares and transfer the proceeds to an alternate investment fund if Evercore believes such actions are in the best interests of Plan participants.

Page 5 of 6 Pages

Item 5	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

The filing person maintains a trust which holds shares of Penney Stock for the benefit of current and certain former employees of the issuer who are participants in the Plan.  Participants in the Plan have the right upon termination, pursuant to the terms of the Plan, to the vested shares of Penney Stock, or to the proceeds of the sale of shares of Penney Stock.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8	Identification and Classification of Members of the Group.

Not applicable

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

Page 6 of 6 Pages

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2013

Signature

/s/ Sharon Boyd

Sharon Boyd, Benefits Controller
Name/Title